NorthStar Securities, LLC
Notes to Statement of Financial Condition
December 31, 2015

1. Organization

NorthStar Securities, LLC (the "Company"), formerly known as "NorthStar Realty Securities, LLC", is a Delaware limited liability company and broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker dealer and does not establish or hold client accounts.

The Company is the managing broker dealer for best efforts underwritings of its parent, NorthStar Asset Management Group Inc. (NYSE: NSAM) ("NSAM"). The Company is wholly-owned by NSAM and relies on its parent for financial support of its operations.

The Company's customers are FINRA member broker dealers located throughout the United States. The Company participates in underwritings sponsored by NSAM. The Company currently has dealer-manager agreements with three affiliates, NorthStar Healthcare Income, Inc. ("NorthStar Healthcare"), which is a Maryland corporation formed to originate, acquire and asset manage a diversified portfolio of equity, debt and securities investments in healthcare real estate, with a focus on the mid-acuity senior housing sector, including independent living, assisted living, memory care and skilled nursing facilities and continuing care retirement communities, NorthStar Real Estate Income Trust II, Inc. ("NorthStar Income II"), which is a Maryland corporation formed primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments and NorthStar/RXR New York Metro Real Estate, Inc. ("NorthStar RXR"), which is a Maryland corporation that intends to acquire high-quality commercial real estate with a focus on office and mixed-use properties with a lesser emphasis on multifamily properties.

NorthStar Healthcare successfully completed its public offering on February 2, 2015 by raising $1.1 billion in capital and its follow-on public offering on January 19, 2016 by raising $0.7 billion in capital for total capital raised of $1.8 billion fully completing the offering. On December 23, 2015, NorthStar RXR commenced operations by satisfying its minimum offering requirement. As of December 31, 2015, NorthStar Income II continued to raise capital.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Selling commissions, dealer manager fees and commission expense

The Company is entitled to receive selling commissions and dealer manager fees and obligated to pay commission expense to participating broker dealers and employees in connection with the sale of NorthStar Healthcare and NorthStar Income II equity. Revenue is recognized as earned or contractually due and expenses are recognized as incurred, both on a trade date basis.

Furniture, fixtures and equipment, net

Furniture, fixtures and equipment are carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance costs are expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Prepaid expenses and other assets

Prepaid expenses and other assets represent prepaid operating expenses and deposits for conferences and sponsorships.

Accounts payable and accrued expenses

Accounts payable and accrued expenses include $1.2 million for employee-related compensation as of December 31, 2015.

Income Taxes

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. In March 2015, the Company merged with a single member limited liability company and was liquidated for federal income tax purposes. The single member limited liability company remained for income tax purposes as a disregarded entity.

The Company has assessed its tax positions for all open tax years, which includes 2013 through 2015 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions for the year ended December 31, 2015.

Equity-Based Compensation

In February 2015, NSAM granted equity awards in the form of restricted shares of common stock to certain employees of the Company. The restricted shares were recorded at fair valued at the closing price of $23.35 per share and vest over three years: (i) 20% on January 29, 2016; (ii) 20% on January 29, 2017; and (iii) 60% on January 29, 2018.

In accordance with ASC 718, *Compensation—Stock Compensation*, awards of a parent company granted to employees of a consolidated subsidiary are accounted for in the separate financial statements of the subsidiary as employee awards and if the subsidiary does not provide any consideration to the parent company for the awards, the offsetting entry to equity is considered a capital contribution from the parent company. As such, the Company recognized equity-based compensation expense and a capital contribution in the amount of $2.4 million for the equity awards NSAM granted to certain of the Company's employees. The equity-based compensation expense was classified within compensation expense in the statement of operations.

3. Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net consists of the following:

Office equipment	$	376,907
Furniture and fixtures		252,744
		629,651
Less: accumulated depreciation		(493,077)
	$	136,574

4. Net Capital Requirements

As a registered broker dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2015, the Company had net regulatory capital of $6.7 million, which exceeded its requirement of $0.6 million by $6.1 million.

5. Related Party Transactions

Pursuant to dealer manager agreements between the Company and NorthStar Healthcare, NorthStar Income II and NorthStar RXR, the Company is entitled to receive selling commissions, dealer manager fees and distribution fees on gross offering proceeds raised. The following summarizes the fees and selling commissions between the classes of the common stock:

	NorthStar Healthcare	NorthStar Income II	NorthStar RXR [2]
Class A			
Selling Commission (per share)	7.00%	7.00%	7.00%
Dealer Manager Fee (per share)	3.00%	3.00%	3.00%
Class T			
Selling Commission (per share)	None	2.00%	2.00%
Dealer Manager Fee (per share)	None	2.75%	2.75%
Annual Distribution Fee (per share)	None	1.00% [1]	1.00% [1]

(1) The distribution fee is calculated on outstanding Class T Shares in an amount equal to 1.0% per annum of the gross offering price per share. The Company will cease receiving distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of NorthStar Income II and NorthStar RXR's common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) the Company's determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions, distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A Shares and Class T Shares would be in excess of 10% of the gross proceeds of the primary offering related to NorthStar Income II and NorthStar RXR; or (iv) the end of the month in which the transfer agent, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, selling commissions and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account. There was no distribution fees earned from Class T shares in 2015.

(2) There was no revenue earned from NorthStar RXR in 2015.

Other than the varying fees, as described above, the Class A Shares and Class T Shares have identical rights and privileges, such as identical voting rights.

The Company reallows all selling commissions earned to participating broker dealers. In addition, the Company also receives a dealer manager fee of up to 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker dealers.

Pursuant to an expense sharing agreement between the Company and an affiliate of NSAM, NSAM shall be solely responsible for payments for accounting services, payroll, benefit plan administration, information technology, in-house legal support, marketing services and certain other administrative services that the Company may request from time to time at no cost to the Company. In addition, the agreement provides that the Company shall be responsible for payments of certain expenses, including but not limited to, compensation, sales commissions, SEC and state registration and renewal fees and other costs incurred directly by the Company.

The term of the expense sharing agreement is one year, with automatic one year renewals unless otherwise terminated by the Company or NSAM, upon five days written notice prior to expiration of the annual term. NSAM or the Company may also terminate the agreement at any time upon ten days written notice to the other.

During the year ended December 31, 2015, NSAM made capital contributions of $12.4 million.

6. Commitments and Contingencies

The Company leases office space in Colorado under non-cancelable operating leases through December 31, 2016 which has a total future minimum lease payment of $0.2 million. The initial lease term commenced August 19, 2010 for five years and four months subject to abatement during the first four months of the initial lease term. In June 2013, the Company entered into an amendment to the lease agreement to lease additional space and extend the lease term by one year to December 31, 2016. The lease term of the additional space commenced on October 1, 2013 and is subject to abatement during the first three months of the lease term and for the period from January 1, 2016 through January 31, 2016. The Company has the option to renew the lease for an additional five years. For the year ended December 31, 2015 rent expense was $0.2 million.

7. Subsequent Events

The Company has evaluated subsequent events and transactions that have occurred subsequent to December 31, 2015 through the date of issuance of the financial statements.